Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: April 15, 2020

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 15, 2020 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2026

Currency:	USD

Size:	$3,500,000,000

Maturity:	April 22, 2026

Fixed Rate Period:	From and including April 22, 2020 to but excluding April 22, 2025

Floating Rate Period:	From and including April 22, 2025 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	0.50% due March 31, 2025

Benchmark Treasury Yield:	0.333%

Spread to Benchmark Treasury:	+175 basis points

Reoffer Yield:	2.083%

Fixed Rate Coupon:	2.083%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.85% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$3,487,750,000

Interest Payment Dates:	During the Fixed Rate Period, each April 22 and October 22, beginning October 22, 2020 and including April 22, 2025, and during the Floating Rate Period, each of July 22, 2025, October 22, 2025, January 22, 2026 and April 22, 2026.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 22, 2020 and prior to April 22, 2025 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 30 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on April 22, 2025 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 22, 2026 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated April 15, 2020 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBK1 / US46647PBK12

Trade Date:	April 15, 2020

Settlement Date:	April 22, 2020 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $2,750,000,000 of fixed-to-floating rate notes due 2031, $1,500,000,000 of fixed-to-floating rate notes due 2041 and $2,250,000,000 of fixed-to-floating rate notes due 2051. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC

Banca IMI S.p.A.

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Comerica Securities, Inc.

Danske Markets Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

UniCredit Capital Markets LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Penserra Securities LLC

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on April 22, 2020 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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